



FORD MOTOR COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

For the Years Ended December 31, 2007, 2006 and 2005

(in millions, except per share amounts)

	2007	2006	2005
Sales and revenues			
Automotive sales	$ 154,379	$ 143,249	$ 153,413
Financial Services revenues	18,076	16,816	23,422
Total sales and revenues	172,455	160,065	176,835
Costs and expenses			
Automotive cost of sales	142,587	148,866	144,920
Selling, administrative and other expenses	21,169	19,148	24,588
Goodwill impairment	2,400	-	-
Interest expense	10,927	8,783	8,417
Financial Services provision for credit and insurance losses	668	241	483
Total costs and expenses	177,751	177,038	178,408
Automotive interest income and other non-operating income/(expense), net	1,161	1,478	1,247
Automotive equity in net income/(loss) of affiliated companies	389	421	285
Gain on sale of The Hertz Corporation	-	-	1,095
Income/(Loss) before income taxes	(3,746)	(15,074)	1,054
Provision for/(Benefit from) income taxes	(1,294)	(2,655)	(855)
Income/(Loss) before minority interests	(2,452)	(12,419)	1,909
Minority interests in net income/(loss) of subsidiaries	312	210	280
Income/(Loss) from continuing operations	(2,764)	(12,629)	1,629
Income/(Loss) from discontinued operations	41	16	62
Income/(Loss) before cumulative effects of changes in accounting principles	(2,723)	(12,613)	1,691
Cumulative effects of changes in accounting principles	-	-	(251)
Net income/(loss)	$ (2,723)	$ (12,613)	$ 1,440
Average number of shares of Common and Class B Stock outstanding	1,979	1,879	1,846
AMOUNTS PER SHARE OF COMMON AND CLASS B STOCK			
Basic income/(loss)			
Income/(Loss) from continuing operations	$ (1.40)	$ (6.73)	$ 0.88
Income/(Loss) from discontinued operations	0.02	0.01	0.04
Cumulative effects of changes in accounting principles	-	-	(0.14)
Net income/(loss)	$ (1.38)	$ (6.72)	$ 0.78
Diluted income/(loss)			
Income/(Loss) from continuing operations	$ (1.40)	$ (6.73)	$ 0.86
Income/(Loss) from discontinued operations	0.02	0.01	0.03
Cumulative effects of changes in accounting principles	-	-	(0.12)
Net income/(loss)	$ (1.38)	$ (6.72)	$ 0.77
Cash dividends	$ -	$ 0.25	$ 0.40

The Notes to the Financial Statements in the Form 10-K Report are an integral part of the Financial Statements.




FORD MOTOR COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(in millions)

	December 31, 2007	December 31, 2006
ASSETS		
Cash and cash equivalents	$ 35,283	$ 28,896
Marketable securities	5,248	21,472
Loaned securities	10,267	5,256
Finance receivables, net	109,053	106,863
Other receivables, net	8,210	7,067
Net investment in operating leases	33,255	29,787
Retained interest in sold receivables	653	990
Inventories	10,121	10,017
Equity in net assets of affiliated companies	2,853	2,790
Net property	36,239	36,055
Deferred income taxes	3,500	4,922
Goodwill and other net intangible assets	2,069	3,611
Assets of discontinued/held-for-sale operations	7,537	8,215
Other assets	14,976	13,255
Total assets	$ 279,264	$ 279,196
LIABILITIES AND STOCKHOLDERS' EQUITY		
Payables	$ 20,832	$ 21,214
Accrued liabilities and deferred revenue	74,738	80,058
Debt	168,530	171,832
Deferred income taxes	3,034	2,744
Liabilities of discontinued/held-for-sale operations	5,081	5,654
Total liabilities	272,215	281,502
Minority interests	1,421	1,159
Stockholders' equity		
Capital stock		
Common Stock, par value $0.01 per share (2,124 million shares issued and 6,000 million authorized)	21	18
Class B Stock, par value $0.01 per share (71 million shares issued and 530 million authorized)	1	1
Capital in excess of par value of stock	7,834	4,562
Accumulated other comprehensive income/(loss)	(558)	(7,846)
Treasury stock	(185)	(183)
Retained earnings/(Accumulated deficit)	(1,485)	(17)
Total stockholders' equity	5,628	(3,465)
Total liabilities and stockholders' equity	$ 279,264	$ 279,196

The Notes to the Financial Statements in the Form 10-K Report are an integral part of the Financial Statements.




FORD MOTOR COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2007, 2006 and 2005
(in millions, except per share amounts)

	2007	2006	2005
Cash flows from operating activities of continuing operations			
Net cash flows from operating activities	$ 17,074	$ 9,622	$ 20,392
Cash flows from investing activities of continuing operations			
Capital expenditures	(6,022)	(6,848)	(7,516)
Acquisitions of retail and other finance receivables and operating leases	(55,681)	(59,793)	(54,024)
Collections of retail and other finance receivables and operating leases	45,498	41,502	48,257
Net acquisitions of daily rental vehicles	-	-	(1,552)
Purchases of securities	(11,423)	(23,678)	(11,883)
Sales and maturities of securities	18,660	18,456	8,735
Proceeds from sales of retail and other finance receivables and operating leases	708	5,120	17,288
Proceeds from sale of businesses	1,236	56	7,937
Cash paid for acquisitions	(26)	-	(2,031)
Transfer of cash balances upon disposition of discontinued/held-for-sale operations	(83)	(4)	(1,255)
Other	650	325	1,849
Net cash (used in)/provided by investing activities	(6,483)	(24,864)	5,805
Cash flows from financing activities of continuing operations			
Cash dividends	-	(468)	(738)
Sales of Common Stock	250	431	895
Purchases of Common Stock	(31)	(183)	(570)
Changes in short-term debt	919	(5,825)	(8,713)
Proceeds from issuance of other debt	33,113	58,258	24,559
Principal payments on other debt	(39,431)	(36,601)	(36,080)
Other	(62)	(339)	(153)
Net cash (used in)/provided by financing activities	(5,242)	15,273	(20,800)
Effect of exchange rate changes on cash	1,014	464	(496)
Net increase/(decrease) in cash and cash equivalents from continuing operations	6,363	495	4,901
Cash flows from discontinued operations			
Cash flows from operating activities of discontinued operations	26	(11)	49
Cash flows from investing activities of discontinued operations	-	-	(49)
Cash flows from financing activities of discontinued operations	-	-	-
Net increase/(decrease) in cash and cash equivalents	$ 6,389	$ 484	$ 4,901
Cash and cash equivalents at January 1	$ 28,896	$ 28,391	$ 22,806
Cash and cash equivalents of discontinued/held-for-sale operations at January 1	(2)	19	703
Net increase/(decrease) in cash and cash equivalents	6,389	484	4,901
Less: Cash and cash equivalents of discontinued/held-for-sale operations at December 31	-	2	(19)
Cash and cash equivalents at December 31	$ 35,283	$ 28,896	$ 28,391

The Notes to the Financial Statements in the Form 10-K Report are an integral part of the Financial Statements.

FORD MOTOR COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2007, 2006 and 2005

(in millions)

	Capital Stock	Capital in Excess of Par Value of Stock	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Income/(Loss) Foreign Currency Translation	Employee Benefit Related	Derivative Instruments and Other	Other	Total
YEAR ENDED DECEMBER 31, 2005								
Balance at beginning of year	$ 19	$ 5,321	$ 12,362	$ 4,012	$ (3,971)	$ 1,422	$(1,728)	$17,437
Comprehensive income/(loss)								
Net income/(loss)	-	-	1,440	-	-	-	-	1,440
Foreign currency translation (net of $299 of tax benefit)	-	-	-	(3,684)	-	-	-	(3,684)
Net gain/(loss) on derivative instruments (net of $527 of tax benefit)	-	-	-	285	-	(1,264)	-	(979)
Minimum pension liability (net of $229 of tax benefit)	-	-	-	-	(425)	-	-	(425)
Net holding gain/(loss) (net of $30 of tax benefit)	-	-	-	-	-	(55)	-	(55)
Comprehensive income/(loss)								(3,703)
Common Stock issued for employee benefit plans and other	-	(449)	-	-	-	-	-	(449)
ESOP loan and treasury stock	-	-	-	-	-	-	895	895
Cash dividends	-	-	(738)	-	-	-	-	(738)
Balance at end of year	$ 19	$ 4,872	$ 13,064	$ 613	$ (4,396)	$ 103	$ (833)	$13,442
YEAR ENDED DECEMBER 31, 2006								
Balance at beginning of year	$ 19	$ 4,872	$ 13,064	$ 613	$ (4,396)	$ 103	$ (833)	$13,442
Comprehensive income/(loss)								
Net income/(loss)	-	-	(12,613)	-	-	-	-	(12,613)
Foreign currency translation (net of $3 of tax benefit)	-	-	-	2,585	-	-	-	2,585
Net gain/(loss) on derivative instruments (net of $266 of tax)	-	-	-	17	-	477	-	494
Minimum pension liability (net of $819 of tax)	-	-	-	-	1,542	-	-	1,542
Net holding gain/(loss) (net of $31 of tax benefit)	-	-	-	-	-	(59)	-	(59)
Comprehensive income/(loss)								(8,051)
Adoption of Statement of Financial Accounting Standards No. 158 (net of $646 of tax benefit)	-	-	-	-	(8,728)	-	-	(8,728)
Common Stock issued for employee benefit plans and other	-	(310)	-	-	-	-	-	(310)
ESOP loan and treasury stock	-	-	-	-	-	-	650	650
Cash dividends	-	-	(468)	-	-	-	-	(468)
Balance at end of year	$ 19	$ 4,562	$ (17)	$ 3,215	$ (11,582)	$ 521	$ (183)	$ (3,465)
YEAR ENDED DECEMBER 31, 2007								
Balance at beginning of year	$ 19	$ 4,562	$ (17)	$ 3,215	$ (11,582)	$ 521	$ (183)	$ (3,465)
Comprehensive income/(loss)								
Net income/(loss)	-	-	(2,723)	-	-	-	-	(2,723)
Foreign currency translation (net of $0 of tax)	-	-	-	1,780	-	-	-	1,780
Net gain/(loss) on derivative instruments (net of $126 of tax benefit)	-	-	-	2	-	(66)	-	(64)
Employee benefit related (net of $1,870 of tax)	-	-	-	-	5,620	-	-	5,620
Net holding gain/(loss) (net of $6 of tax benefit)	-	-	-	-	-	(48)	-	(48)
Comprehensive income/(loss)								4,565
Adoption of FASB Interpretation No. 48	-	-	1,255	-	-	-	-	1,255
Common Stock issued for debt conversion, employee benefit plans, and other	3	3,272	-	-	-	-	-	3,275
ESOP loan and treasury stock	-	-	-	-	-	-	(2)	(2)
Cash dividends	-	-	-	-	-	-	-	-
Balance at end of year	$ 22	$ 7,834	$ (1,485)	$ 4,997	$ (5,962)	$ 407	$ (185)	$ 5,628

The Notes to the Financial Statements in the Form 10-K Report are an integral part of the Financial Statements.





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XBRL report	fmc-20071231.xml	📎
XBRL taxonomy schema	fmc-20071231.xsd	📎
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